

Mail Stop 3720

July 22, 2008

Tony Harrison
Chief Executive Officer and President
Skreem Records Corp.
11637 Orpington Street
Orlando, Florida 32817

   Re: Skreem Records Corp.
     Preliminary Information Statement on Schedule 14C
     Filed June 9, 2008
     File No. 333-148697

Dear Mr. Harrison:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one in our comment letter dated July 1, 2008. Although you have indicated the result of the spin-off, you have not described why you are doing so. Please expand your disclosure to discuss the proposed acquisition by the company of the contracts held by Skreem Entertainment Corp and the future business activities of Skreem Studios Inc. Discuss why having two separate companies is more beneficial than having one. Such discussion should focus on the differences in how each company will be operated, managed and capitalized following the spin-off. We note that both Skreem Records Corp and Insight Management Corporation will have identical management.

2. Please note that an authorized company representative must provide the representations contained at the end of our comment letter dated July 1, 2008.

Please submit on EDGAR a separate letter from the company providing the required representations.

Principal Stockholders, page 3

3. We note your response to comment two in our comment letter dated July 1, 2008. However, there are a number of instances in the information statement in which the disclosure appears to contradict your statement that the ownership of your principal shareholders will not change as a result of the proposed actions. For example:

    - On page 5, "[b]ecause there may be a substantial number of shareholders that have the total number of shares rounded up to the next whole share, *the effect on the majority shareholders may be to reduce the total percentages they own of the Company's stock*;

    - On page 5, "[a]s a result of the 1 new share for 10 old shares reverse stock split, with special treatment to preserve round lot stockholders, *our largest shareholders will own a substantially lesser percentage of the Corporation's voting securities*."

Reverse Stock Split

Background and Purpose of the Reverse Split, page 5

4. We note your response to comment three in our comment letter dated July 1, 2008. In light of your response, it appears that the reference to an "Acquisition Agreement" on page 5 is incorrect. Please remove. In addition, please disclose, in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) reserved or available for issuance; and (iii) authorized but unissued, as a result of the reverse stock split.

5. We note your response to comment four in our comment letter dated July 1, 2008 and are unable to locate the revised disclosure. Please revise your disclosure as appropriate in response to our comment.

6. We note your response to comment five in our comment letter dated July 1, 2008. Please expand your disclosure to confirm that, as required by Staff Legal Bulletin No. 4 (September 16, 1997), a registration statement under the Exchange Act will be filed with the Commission and declared effective prior to the distribution of the shares of Skreem Studios Inc. to shareholders of the company. Also, please note that information statements filed under Regulation 14C are not declared

effective and therefore do not have an effective date. Revise your disclosure as appropriate.

Additional Information, page 12

7. We note your response to comment six in our comment letter dated July 1, 2008. Please revise your disclosure to include your quarterly report on Form 10-Q for the quarter ended March 31, 2008 within the documents that are being mailed to shareholders together with the information statement.

*   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Michael S. Krome, Esq.
        Via Facsimile: (631) 737-8382